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Exhibit 4.8

LETTER OF INTENT

April 12, 2005

Mr. Steven Strasser
Power Efficiency Corporation
3900 Paradise Road, Suite 283
Las Vegas, NV 89109

  Re:
  Financing

Dear Mr. Strasser:

        In accordance with our discussions with Power Efficiency Corporation (the "Company"), Joseph Stevens & Company, Inc. ("JS") is pleased to set forth the following letter of intent (this "LOI") pursuant to which, subject to completion of our satisfactory due diligence, completion of documentation satisfactory to us and our legal counsel, other customary conditions and your obtaining all consents necessary to approve the transaction, JS will act as the exclusive placement agent in connection with a private placement by the Company (the "Placement") of up to $2,500,000 worth of shares of Company common stock and warrants on the terms and conditions described below, which may be increased by JS in its sole and absolute discretion up to $3,000,000. The specific terms and conditions of the Placement are as follows:

1. The Placement
Issuer:	Power Efficiency Corporation, a Delaware corporation.
Amount:
Minimum of One Million Dollars ($1,000,000) (the "Minimum Amount") and maximum of Two Million Five Hundred Thousand Dollars ($2,500,000) (the "Maximum Amount") in consideration of the issuance by the Company of the Securities (as defined below). The minimum subscription amount per investor shall be Fifty Thousand Dollars ($50,000). The Maximum Amount may be increased up to Three Million Dollars $3,000,000) in the sole and absolute discretion of JS. It is expressly understood by the parties hereto that One Million Dollars ($1,000,000) of the Maximum Amount may include the Insider Amount (as defined below).
Securities:
Units (the "Units") with each Unit consisting of: shares of common stock of the Company ("Common Stock") and fifty percent (50%) warrant coverage ("Warrants", and together with the Common Stock, the "Securities") to purchase Common Stock, as follows:

The number of shares of Common Stock underlying each Unit will be determined at each Closing (as defined below) by dividing: (i) the Unit Price (as defined below) by (ii) a price (the "Common Stock Purchase Price") equal to fifty percent (50%) of the 5-day average of the closing bid price of the shares of Common Stock on the OTC Bulletin Board prior to the initial closing of the Placement (the "Initial Closing") or any subsequent closing of the Placement as contemplated hereby (each, a "Subsequent Closing" and together with the Initial Closing, each, a "Closing" and collectively, the "Closings"), with a floor on the Common Stock Purchase Price equal to Twenty Cents ($0.20) and a ceiling on the Common Stock Purchase Price equal to Thirty-Two and One-Half Cents ($0.325). If one or more Subsequent Closings occurs, the Common Stock Purchase Price (and Warrant Exercise Price as defined below) for the Securities purchased in each Closing shall be adjusted to equal the lowest Common Stock Purchase Price (and Warrant Exercise Price) from all of the Closings, and the number of shares of Common Stock and Warrants previously issued to purchasers in this Placement shall be adjusted accordingly so that each purchaser in this Placement purchases the Securities being offered herein at the same Common Stock Purchase Price (and Warrant Exercise Price).

Each Warrant will allow the holder thereof to purchase, at any time prior to the fifth (5th) anniversary following the Closing at which the Warrant was issued, and at the holder's sole and absolute discretion, fifty percent (50%) of the shares of Common Stock included within the Unit at a price which is equal to two hundred (200%) of the 5-day average of the closing sales price of the shares of Common Stock on the OTC Bulletin Board prior to the applicable Closing, per share of Common Stock (the "Warrant Exercise Price"). The shares of Common Stock underlying each Warrant are referred to herein as the "Warrant Shares."
Offering Period/Closings:
JS will, on an exclusive basis, conduct the Placement on a "best efforts" basis for a period (the "Offering Period") of up 90 days from the date that copies of the final, definitive private placement memorandum describing the Company and the Placement (the "PPM") are delivered to JS, which period may be extended by mutual agreement between JS and the Company for up to an additional 30 days. The Initial Closing is expected to occur not later than 45 days after delivery of the PPM. If the Maximum Amount is not subscribed for at the Initial Closing, JS may conduct one or more Subsequent Closings placing Units up to the Maximum Amount prior to the termination of the Offering Period.

Price per Unit:	The Units will be sold at $50,000 per Unit (the "Unit Price"), although JS may accept subscriptions for lesser amounts in its sole discretion.
Minimum Amount:	In order for the Initial Closing to occur, JS shall have received subscription payments from investors for no less than the Minimum Amount.
Use of Proceeds:
The proceeds from this financing shall be used for (i) payment of all expenses (including reasonable attorney's fees and costs) associated with the post-Closing registration of the Common Stock and the Warrant Shares, and (ii) the remainder, for working capital purposes.
Antidilution:
The number of shares of Common Stock underlying the Unit (during the first year after the final Closing only) and the Warrant Exercise Price (during the term of the Warrants), will be subject to "weighted average" anti-dilution protection for subsequent issuances of Common Stock (or securities convertible into Common Stock) at less than the lowest Common Stock Purchase Price in connection with the Placement (excluding, in each case, issuances to officers, employees, directors, consultants or advisors (collectively, "Insiders") pursuant to stock option or restricted stock purchase plans approved by the Board of Directors of the Company which are issued at fair market value at the time of issuance, and also excluding issuances of Common Stock on conversion of any currently outstanding shares of the Company's Series A-1 Convertible Preferred Stock or the exercise of currently outstanding warrants). Additionally, the shares of Common Stock and the Warrant Shares will be perpetually subject to proportional adjustments for stock splits, stock dividends, recapitalizations and the like.
Waiver of Antidilution Provision:
As a condition to the obligations of the Company and JS hereunder, the requisite percentage of holders of the Company's Series A-1 Convertible Preferred Stock shall have waived the applicability of its antidilution provisions to the Placement.
Warrant Exercise Fee:
At any time that any Warrants are exercised, JS shall be entitled to receive a cash fee, payable on the day of the exercise, equal to five percent (5%) of the funds received by the Company upon such exercise. If a holder of a Warrant exercises such Warrant, the Company shall give written notice of such occurrence to JS, which notice shall include a statement of the fee to be paid to JS.

2. Registration Rights, Other Matters
Registration Rights:
Within 60 days following the final Closing, the Company shall prepare and file with the SEC an appropriate registration statement (the "Registration Statement") for the purpose of registering for public resale: (i) the Common Stock and the Warrant Shares sold as part of the Unit, and (ii) the shares of Common Stock underlying the warrants issued to JS in connection with the Placement. The Company shall use its good faith, reasonable best efforts to ensure that such Registration Statement is declared effective within 120 days of the final Closing. In the event that the Registration Statement is not filed within 60 days following the final Closing or declared effective by the SEC within 120 days of the final Closing or the registration does not stay effective for 30 consecutive days, then the number of shares of Common Stock included within the Unit and the number of Warrant Shares underlying the Warrants shall be increased by two percent (2%) for each 30 day period following such 30, 60, or 120 day period, as the case may be. The Company will agree to take all actions as are necessary to keep the Registration Statement effective until the later of: (i) the third anniversary of the first date on which no Warrants remain unexercised or unexpired or (ii) the date all Securities underlying the Units may be sold without any restrictions under Rule 144 during any 90-day period in accordance with all rules and regulations regarding sales of securities pursuant to Rule 144. The Company shall bear all expenses of the Registration Statement, including fees and expenses of counsel or other advisors to the investors and JS, equal to $10,000.
Company Covenants:	The documentation memorializing the Securities sold and the purchase thereof shall contain customary affirmative and negative covenants of the Company.
Reservation Of Shares:	The Company and its Board of Directors shall authorize and reserve a sufficient number of Warrant Shares and the shares of Common Stock underlying the Placement Agent Warrants.
Accredited Investors:
The Securities sold will be issued and sold only to "accredited investors""as defined under Regulation D ("Regulation D") promulgated under the Securities Act of 1933, as amended (the "1933 Act"). The Placement will comply with the requirements of Section 4(2) of the 1933 Act and Rule 506 of Regulation D and any applicable state securities or blue sky laws.

Transaction Documents:
At or prior to the Closing, the parties shall execute and deliver such agreements and documents as are necessary to consummate the transaction contemplated hereby, in the form agreeable to the parties and their counsel, including: (i) the Warrants, (ii) a subscription agreement for the Securities, and (iii) the Placement Agency Agreement described below. JS' counsel shall also be given the opportunity to review and provide comments to all documents associated with the registration and listing of the Common Stock, including the Common Stock issuable upon exercise of the Warrants and the Placement Agent Warrants; provided, that (a) such review does not delay either the filing or the effectiveness of the Registration Statement beyond the 60 and 120 day periods set forth above; and (b) the fees and expenses of such counsel shall be included in the calculation of the $10,000 fee under "Registration Rights" above.
Placement Agency Agreement:
Prior to the Closing, the Company and JS will enter into a Placement Agency Agreement which will contain customary representations and warranties of the Company and further provide that JS shall be entitled to receive: (i) a cash fee equal to ten percent (10%) of the aggregate consideration (prior to the payment of expenses) received by the Company in the Placement (to be paid simultaneously with each applicable Closing), (ii) a non-accountable expense cash fee equal to three percent (3%) of the aggregate consideration (prior to the payment of expenses) received by the Company in the Placement (to be paid simultaneously with each applicable Closing) (iii) the fees described under "Warrant Exercise Fee" above, and (iv) a warrant to purchase up to twenty percent (20%) of the number of shares of Common Stock issued in this Placement, and a warrant to purchase up to twenty percent (20%) of the number of shares issuable upon exercise of the Warrants issued in this Placement ("Placement Agent Warrants"), each of which shall be immediately exercisable for a period of five (5) years at an exercise price equal to the lowest Common Stock Purchase Price. The Placement Agent Warrants shall not be redeemable, shall contain a cashless exercise provision and shall contain weighted average anti-dilution provisions, among other things. At each Closing JS shall direct the Company as to the names (JS, its employees or other broker/dealers and/or their employees) in which the Placement Agent Warrants shall be issued.

Insider Investment:
The Company's management shall have the right to convert bridge financing debt to be incurred prior to the Initial Closing into Units and the Company's management, directors and 5% shareholders (the "Insiders") shall have the right to participate as investors in the Offering; provided, however, that the Units which Insiders shall be entitled to purchase (directly or through bridge conversion) shall not exceed $1,000,000 in the aggregate (the "Insider Amount"); provided further, however, that JS shall not be entitled to the compensation set forth in this LOI with respect to the Insider Amount. If management introduces non-Insider investors who purchase Units in the Offering, then JS shall be entitled to the same compensation as set forth in this LOI.
Lock-Up Agreements:
At the Initial Closing, each of the Company's officers, directors and 5% or greater stockholders will each have entered into a lock-up agreement with JS whereby they will agree not to sell or otherwise transfer shares of Common Stock currently owned or thereafter acquired by them, through the exercise of options or otherwise, for a period commencing upon the Initial Closing date and ending twelve (12) months after the date upon which the Registration Statement is declared effective (the "Effective Date") by the SEC (the "Lock-Up Period"); provided, however, that the Lock-Up Period shall terminate if at any time after the date which is ninety (90) days after the Effective Date, the 20-day average of the closing bid price of the shares of Common Stock on the OTC Bulletin Board. exceeds two hundred percent (200%) of the Common Stock Purchase Price.
Rights of Syndication:
JS maintains the right to invite other NASD member firms to participate in this Placement, and to pay a portion of the compensation to be received by JS pursuant to this LOI to any such NASD member firm, at JS' sole discretion.
Right of First Refusal:
Upon completion of the Minimum Amount, JS shall be granted the Right of First Refusal on any and all subsequent offerings by the Company of equity securities, including any offering which includes securities convertible into equity securities, other than offerings to Insiders, for a period of one year from the Initial Closing; provided, however that the Right of First Refusal shall be contingent upon JS participating in any such subsequent offering upon the same terms and conditions which are set forth in a bona fide offer received by the Company from a third party ("Bona Fide Offer"). At any time within 30 days after receipt of written notification of a Bona Fide Offer, JS may, by giving written notice to the Company, elect to exercise its Right of First Refusal. The failure of JS to give such notice within such 30 day period will be deemed an election not to exercise its Right of First Refusal solely with respect to the applicable Bona Fide Offer.

Financial Public Relations Firm:
Within three (3) months of the Initial Closing, the Company shall engage a financial public relations firm selected by the Company and approved by JS, such approval not to be unreasonably withheld, to provide its services to the Company for a period of no less than twelve months from the date the Company engages such firm.
Expenses:
At the Initial Closing, the Company will pay or reimburse to JS all offering related expenses incurred by JS, including, without limitation, printing and mailing expenses and actual legal expenses (not to exceed thirty thousand ($30,000) dollars) of JS. Five Thousand Dollars ($5,000) of the legal fees described herein shall be paid simultaneously with the execution of this LOI.

In addition, the Company shall be responsible for the costs (including reasonable attorney's fees of counsel to JS) of: (i) the post-Closing registration of the shares of Common Stock, including those underlying the Warrants and the Placement Agent Warrants, (ii) all federal (i.e., Form D) and "blue sky" registrations and filings required in connection with such registrations and the Placement (to be provided by counsel to JS), (iii) the filing of the offering materials with the NASD (including all COBRADesk fees) and (iv) legal fees incurred by JS in connection with the COBRADesk filings in the amount of $5,000. Such amounts shall come from the proceeds received in the Placement and shall be paid at the Initial Closing.
Except as noted above, each of the Company and JS shall be responsible for their respective costs and expenses incurred in connection with the Placement.
Employment agreements with key employees:	The Company shall have written employment agreements having a term of at least one year in place with Steven Strasser, Chairman and CEO, BJ Lackland, Interim CFO and COO, and Nicholas Anderson, CTO.
Additional Information:	During the period from the execution of this LOI until the final Closing, the Company will promptly notify JS of any material events of any nature regarding the Company.
Press Releases:
Neither the Company nor JS will make any public announcement of the existence of the Placement or the terms hereof without the prior written consent of the other party, other than as may be required by law, rule or regulation.

        This LOI is to be considered a statement of intention to effect the proposed transaction in accordance with the terms and conditions outlined above. This LOI shall not constitute any commitment or binding agreement by JS or the Company, except for the introductory provision relating to exclusivity and provisions contained in the sections captioned "Offering Period/Closing", "Expenses," "Additional Information" and "Press Releases" above, which will be binding on the parties and which will be construed in accordance with the laws of the State of New York, without regard to the conflicts of laws principles thereof.

        Please acknowledge your understanding of (and agreement to, as applicable) the terms and conditions outlined above by signing a copy of this letter and returning it to JS. This LOI may be executed in counterparts and by facsimile transmission. We look forward to working with you.

Very truly yours,
JOSEPH STEVENS & COMPANY, INC.
By:
Name:
Title:
AGREED TO AND ACCEPTED AS OF THE DAY OF APRIL, 2005:
POWER EFFICIENCY CORPORATION
By:
Name:
Title:

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  Exhibit 4.8
LETTER OF INTENT